APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Groovy Garlic Gals
Balance Sheet - unaudited
For the period ended December 31, 2020

	Current Period 1/1/2020-12/31/2020		Prior Period 5/20/2019-12/31/2019	
ASSETS				
Current Assets:				
Cash	$	9,779.00	$	407.25
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		9,779.00		407.25
Fixed Assets:				
Equipment		1,385.00		1,385.00
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		1,385.00		1,385.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	**$**	**11,164.00**	**$**	**1,792.25**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		1,385.00	-
Net Income (Loss)		9,779.00	1,792.25
Total Equity		11,164.00	1,792.25
TOTAL LIABILITIES & EQUITY	$	**11,164.00**	$ **1,792.25**
Balance Sheet Check		-	-

Groovy Garlic Gals
Income Statement - unaudited
For the period ended December 31, 2020

	Current Period	Prior Period
	1/1/2020 - 12/31/2020	**5/20/2019 - 12/31/2019**
REVENUES		
Sales	$ 33,391.54	$ 13,562.00
Other Revenue	-	-
TOTAL REVENUES	**33,391.54**	**13,562.00**
COST OF GOODS SOLD		
Cost of Sales	7,346.02	3,315.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	7,346.02	3,315.00
GROSS PROFIT (LOSS)	26,045.52	10,247.00
OPERATING EXPENSES		
Square & Paypal Fees	730.72	287.93
Uline	5,168.10	995.16
Printing Solutions	1,413.70	232.41
Vista Print	658.13	1,046.34
Amazon Selling Fees	2,219.85	1,121.91
Farmers Markets Fees	1,283.00	70.00
Rent	1,020.00	1,020.00
Equipment	-	1,385.00
Miscellaneous Expense	2,112.00	2,296.00
Cookbooks	3,453.02	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	18,058.52	8,454.75

OPERATING PROFIT (LOSS)		7,987.00	1,792.25
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)		-	-
Interest Expense		-	-
Income Tax Expense		-	-
TOTAL INTEREST (INCOME), EXPENSE & TA		-	-
NET INCOME (LOSS)		$ 7,987.00	$ 1,792.25

Groovy Garlic Gals
Statement of Cash Flow - unaudited
For the period ended December 31, 2020

	Current Period	Prior Period
	1/1/2020 - 12/31/2020	May 20th - Dec. 31 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	7,987.00	1,792.25
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	7,987	1,792
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	7,987	1,792
CASH - BEGINNING	1,792	
CASH - ENDING	9,779	1,792

I, Michelle D Dean, certify that:

1. The financial statements of Groovy Garlic Gals included in this Form are true and complete in all material respects; and
2. The tax return information of Groovy Garlic Gals included in this Form reflects accurately the information reported on the tax return for Groovy Garlic Gals for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Michelle D Dean*

Name: Michelle D Dean

Title: Creator/Co-Owner